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                           June 4, 2020

       Michael Kaplan
       Secretary
       Red Robin Gourmet Burgers, Inc.
       6312 S. Fiddler's Green Circle, Suite 200N
       Greenwood Village, CO 80111

                                                        Re: Red Robin Gourmet
Burgers, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 29, 2020
                                                            File No. 333-238806

       Dear Mr. Kaplan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              David Huntington, Esq.